UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 11-K/A
| X |	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.
| |	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number     1-8222

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

77 Grove Street, Rutland, Vermont            05701
(Address of Issuer's Principal Office)       (Zip Code)

Total Number of Pages in File:	11

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE DECEMBER 31, 2006 AND 2005

Page 2 of 11

Report of Independent Registered Public Accounting Firm

The Employee Savings & Investment Plan Committee
Central Vermont Public Service Corporation
Rutland, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the "Plan") as of December 31, 2006 and 2005 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan at December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The 2006 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2006 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

/s/ McSoley McCoy & Company

June 25, 2007

VT Reg. No. 92-349

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
Investments, at fair value

Mutual Funds	$51,067,903	$46,080,491

Managed Income Portfolio	8,163,247	8,425,813

Central Vermont Pubic Service Corporation (common stock)	4,121,391	3,511,031

Other Common Stock	1,143,690	938,051

Money Market Funds	635,136	265,108

Participant Loans	1,216,168	1,082,424

Total Investments, at fair value	66,347,535	60,302,918

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	82,046	95,438

Other Receivables	874	8,875

Other Liabilities	(1,101)	(31,637)

Net Assets Available for Benefits	$66,429,354	$60,375,594
The accompanying notes are an integral part of these financial statements. Page 4 of 11
CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CONTRIBUTIONS
Employee	$3,217,869	$3,188,100
Employer	1,196,993	1,227,077
Rollovers	167,053	168,945
Total Contributions	4,581,915	4,584,122

INVESTMENT INCOME
Net Appreciation of Fair Value of Investments	3,505,219	1,289,368
Interest and Dividend Income	3,125,750	1,397,868
Net Investment Gain from Managed Income Portfolio	336,584	321,538
Net Investment Gain from Brokerage Account	110,677	146,656
Administrative Expenses	(29,993)	(15,621)
Total Investment Income	7,048,237	3,139,809

DISTRIBUTIONS
Benefit Payments	(5,546,072)	(3,532,669)
Loan Defaults	(30,320)	(43,250)
Total Distributions	(5,576,392)	(3,575,919)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,053,760	4,148,012

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	60,375,594	56,227,582
End of Year	$66,429,354	$60,375,594

The accompanying notes are an integral part of these financial statements. Page 5 of 11

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

Note 1 - Plan Description and Related Information

General - The purpose of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the Plan), a defined contribution plan, is to encourage savings and investments by eligible employees of Central Vermont Public Service Corporation and its affiliates (the Company) and to afford additional security for their retirement. The Plan became effective January 1, 1985. More complete information regarding the Plan's provisions may be found in the plan document.

Contributions and Vesting - Employees are eligible to join the Plan immediately upon hire. Employees electing to participate in the Plan make pre-tax contributions of at least 1 percent, but not more than 40 percent, of their compensation as defined by the Plan. The maximum pre-tax contribution for 2006 was $15,000. Employees who are age 50 and older could make pre-tax catch-up contributions up to a maximum of $5,000 in 2006. Catch-up contributions are ineligible for employer match. Employees can make post-tax contributions of at least 1 percent, but not more than 10 percent. Eligible employees are at all times 100 percent vested in their pre-tax and post-tax contribution account and in their matching employer contribution account. Employee contributions also include rollovers.

The Company's matching contribution was 100 percent of the first 4 percent of eligible pre-tax compensation, excluding overtime, contributed to the Plan by each participant per pay period until January 1, 2007. Participants are eligible for the matching contribution in the first pay period following their first anniversary date.

On December 29, 2004, members of the International Brotherhood of Electrical Workers Local 300 ratified the union employees' contract with the Company. The contract includes an increase in the Company's match for 401(k) contributions from 4 percent to 4.25 percent effective on January 1, 2007. The increase will apply to all eligible 401(k) participants.

Participant Accounts - Each participant's account is credited with the participant's basic and any rollover or after-tax contributions and his or her allocation of (a) the Company's contribution; and (b) investment earnings attributable to such contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants allocate contributions among various investment choices, including mutual funds, managed income portfolio, money market funds and common stock, including CVPS Common Stock. Company contributions are automatically invested in accordance with the participant's investment direction for his or her account.

Payment of Benefits - Participants (or their beneficiaries) will be entitled to distribution of the full value of their Plan account (including their contributions, matching company contributions and investment earnings) upon retirement, death or other termination of employment with the Company or upon attainment of age 59 1/2. Any participant may withdraw from his or her account amounts contributed by the participant on an after-tax basis or amounts necessary to meet certain financial hardships. In addition, once per plan year, any person who has been a participant in the Plan for at least 60 months may withdraw all or a portion of his or her account attributable to Company matching contributions. Benefit distributions are made either as (a) a single lump-sum payment, (b) an annuity contract purchased from an insurance company, (c) quarterly or annual installments over a period not to exceed 10 years or (d) with respect to the Central Vermont Public Service Corporation Common Stock Fund, shares of the Company's common stock.

Participant Loans - Participants may borrow from their plan account balance. The maximum borrowings shall not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50 percent of the value of the participant's account, subject to certain limitations. Participants may repay the loan through payroll deduction over a period of up to five years or up to 30 years if the loan is to purchase the participant's primary residence. The interest rates charged on loans outstanding as of December 31, 2006 and 2005 range from 6.25 percent to 10.0 percent and mature at various dates through 2035.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

Plan Trustee - Fidelity Management Trust Company (Fidelity) became trustee of the Plan effective May 1, 2002.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America. Contributions made by the Company are recognized by the Plan in the year the related participant's contribution is made. Administrative costs are recognized when incurred. Benefit distributions are recognized when made.

Investment Valuation and Income Recognition - Mutual Funds, managed income portfolio and Common Stock are stated at fair value. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties - The Plan provides for various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Expenses - Brokerage commissions, registration charges and other expenses in connection with the purchase, sale or distribution of securities and other administrative costs for each investment fund, excluding a portion related to the Central Vermont Public Service Corporation Common Stock Fund (CVPS Common Stock Fund), will be paid out of the Plan's accounts to which such expenses are attributable. Administrative expenses related to the CVPS Common Stock Fund are paid by the plan participants. Fees related to the Plan as a whole are shared between participants and the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements - In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 establishes a definition of fair value, describes a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any that SFAS No. 157 will have on its financial statements.

As of December 31, 2006, the Plan adopted FASB Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP"). The Fidelity Managed Income Portfolio is a stable value investment fund and is fully benefit responsive. The FSP was applied retrospectively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005 for comparability.

Note 3 - Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. Contributions to the Plan in future years are subject to the applicable tax regulations and the discretion of the Company.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

Note 4 - Income Taxes

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and the Internal Revenue Service has issued a favorable determination letter, dated January 13, 2004, ruling that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. The Plan has been amended since receiving the determination letter. Plan management believes that the Plan is designed and is currently being operated in accordance with applicable IRC requirements and the Plan and related Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Investments

The fair market value of individual investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005

Fidelity Disciplined Equity Fund	$9,500,738	$9,009,380
Fidelity Blue Chip Growth Fund	8,212,783	9,502,148
Fidelity Managed Income Portfolio	8,163,247	8,425,813
Fidelity Balanced Fund	7,340,352	7,211,875
Fidelity Mid-Cap Stock Fund	4,234,511	3,363,536
CVPS Common Stock Fund	4,121,391	3,511,031
During 2006 and 2005, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:
	2006	2005

Growth Mutual Funds	$1,768,633	$1,828,575
Balanced Mutual Fund	258,118	345,141
Asset Allocation Mutual Funds (Freedom Funds)	363,081	194,808
Brokerage Account	110,677	146,656
Growth and Income Mutual Fund	56,400	12,412
CVPS Common Stock Fund	1,064,558	(1,062,471)
Income Mutual Fund	(5,571)	(29,097)
	$3,615,896	$1,436,024

Note 6 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as the term is defined in Section 3 (14) of ERISA. At December 31, 2006 and 2005, the Plan held common stock of the Company valued at $4,121,391 and $3,511,031, respectively.

Note 7 - Reconciliation of Statement of Net Assets Available for Benefits to Schedule of Assets (Held at End of Year)

	2006	2005
Net assets available for benefits	$66,429,354	$60,375,594
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(82,046)	(95,438)
Other receivables	(874)	(8,875)
Other liabilities	1,101	31,637
Grand total of assets held at end of year	$66,347,535	$60,302,918
Page 8 of 11

Plan No. 005
EIN 03-0111290

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Units	Cost **	Current Value

     *Fidelity Freedom Income Fund
     *Fidelity Freedom 2000 Fund
     *Fidelity Freedom 2005 Fund
     *Fidelity Freedom 2010 Fund
     *Fidelity Freedom 2015 Fund
     *Fidelity Freedom 2020 Fund
     *Fidelity Freedom 2025 Fund
     *Fidelity Freedom 2030 Fund
     *Fidelity Freedom 2035 Fund
     *Fidelity Freedom 2040 Fund
     *Fidelity Freedom 2050 Fund
     *Fidelity Ret Gov't MM
     *Fidelity Managed Income Portfolio
     *Fidelity Institutional Short-Intermediate Government Fund
     *Fidelity Balanced Fund
       Spartan U.S. Equity Index Fund
       Davis New York Venture Fund, Inc. - Class A
     *Fidelity Blue Chip Growth Fund
     *Fidelity Disciplined Equity Fund
     *Fidelity Low-Priced Stock Fund
     *Fidelity Mid-Cap Stock Fund
       Morgan Stanley Institutional Fund, Inc. - Small Company Growth
           Portfolio - Class B
       Templeton Foreign Fund - Class A
       AIM International Growth A
       American Beacon Small Cap Value Fund Plan Ahead Class
       American Beacon Large Cap Value Fund Plan Ahead Class
       USAA Nasdaq - 100 Index Fund
     *Central Vermont Public Service Corporation
       Money Market Funds
     *Fidelity BrokerageLink

26,859.704
13,950.339
27,161.728
221,762.984
66,153.992
117,438.066
16,850.210
83,079.328
19,790.753
31,495.523
51.107
34.090
8,245,293.010
155,455.805
377,784.481
8,694.711
69,517.976
185,348.287
327,385.873
54,877.587
145,316.088

69,257.297
197,239.244
10,073.777
43,237.179
31,630.407
94,445.954
175,006.000
214,903.890
1,559,628.050

$309,961
173,821
315,348
3,242,175
807,079
1,823,813
215,177
1,331,762
261,040
298,578
549
34
8,163,247
1,473,721
7,340,352
436,301
2,677,832
8,212,783
9,500,738
2,389,370
4,234,511

874,720
2,690,343
299,695
916,628
720,541
514,730
4,121,391
635,102
       1,150,025

Fund Totals			$65,131,367

*LOANS TO PARTICIPANTS - Rate of Interest 6.25% to 10.0%		-	1,216,168

TOTAL INVESTMENTS			$66,347,535

Notes: * Party-in-interest ** Cost has been omitted as investments are participant directed. Page 9 of 11

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("ESIP") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN
By	/s/ Joan F. Gamble Chair, ESOP/ESIP (401-K) Committee Vice President, Strategic Change & Business Services
Dated: June 26, 2007 Page 10 of 11

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference into Central Vermont Public Service Corporation's previously filed Form S-3 Registration Statement, File No. 333-57350 and No. 333-141681 and Form S-8 Registration Statements, File No. 333-39664, No. 333-57001, No. 333-58102, and No. 333-102008 of our report dated June 25, 2007 appearing in this Annual Report on Form 11-K of the Central Vermont Public Service Corporation Savings and Investment Plan for the year ended December 31, 2006.

/s/ McSoley McCoy & Company

June 25, 2007

South Burlington, VT

VT Reg. No. 92-349